2007 Annual Report

ciber


výroba
(manufacturing)
finanziell
(financial)
solutions
(CIBER)
betrouwbaar
(reliable)
水电煤气
(utilities)
приложения
(applications)
rannikkosaaret
(offshore)
creciendo
(growing)
høyere utdannelse
(higher education)
sthan pey
(onsite)
huolto
implementering
erfaret
(experienced)
The Global Lang

ciber

1. výroba (manufacturing) 2. finanziell (financial) 3. solutions (CIBER) 4. betrouwbaar (reliable) 5. 水电煤气 (utilities)
6. приложения 7. rannikkosaaret 8. creciendo 9. høyere utdannelse
10. sthan pey 11. huolto 12. implementering 13. erfaret

From the Cover

1. Czech
2. German
3. English
4. Dutch
5. Chinese
6. Russian
7. Finnish
8. Spanish
9. Norwegian
10. Hindi
11. Finnish
12. Danish
13. Swedish

Table of Contents

Building the Brand

TV Advertising



CIBER's television commercials featuring the unique "purple i" character appeared on television screens across America. The commercials were placed on top news and financial channels, including CNN and MSNBC.

Airport Advertising



ciber
IT Services
GLOBAL LEADER
Corporate & Government
ERP / Bespoke
18 Countries
www.ciber.com/help!
ciber

CIBER enhanced its advertising efforts in 2007 by putting its brand more noticeably in front of corporate business travelers. These large banner advertisements were strategically placed in three major US airports around the country.

Golf



ciber
ALWAYS ABLE

In August 2007, CIBER was a sponsor of the Scandinavian Masters at Arlandastad GC in Stockholm, Sweden, a major event on the prestigious PGA European Tour. The company's distinctive logo and commercials were seen throughout the tournament.

Peter Forsberg was kind enough to wear our cap in the Pro-Am. The Swedish NHL superstar is again a member of the Colorado Avalanche.

ciber | *Financial Highlights*

	Year Ended December 31,				
In thousands, except per share data	2003	2004	2005	2006	2007
Operating Data:					
Revenue	$ 691,987	$ 843,021	$ 956,009	$ 995,837	$ 1,081,975
Amortization of intangible assets	$ 2,664	$ 4,214	$ 5,958	$ 5,930	$ 5,820
Operating income	$ 32,463	$ 51,268	$ 46,656	$ 45,040	$ 54,520
Net income	$ 19,984	$ 29,701	$ 24,707	$ 24,735	$ 29,026
Cash net income[1]	$ 21,582	$ 32,314	$ 28,520	$ 29,710	$ 34,560
Earnings per share – diluted*	$ .31	$ .45	$ .38	$ .40	$ .47
Cash earnings per share – diluted[1]*	$ .33	$ .48	$ .44	$ .48	$ .56
Share Data:					
Weighted average shares – diluted*	65,451	74,642	68,296	62,357	61,924
Shares outstanding at end of period	58,599	62,542	62,047	61,753	60,747
Share price at end of period	$ 8.66	$ 9.64	$ 6.60	$ 6.78	$ 6.11
Balance Sheet Data:					
Current assets	$ 292,642	$ 274,881	$ 275,492	$ 284,142	$ 334,203
Total assets	$ 573,323	$ 758,672	$ 744,567	$ 779,679	$ 849,113
Total current liabilities	$ 80,090	$ 136,010	$ 128,110	$ 143,385	$ 155,715
Total liabilities	$ 268,691	$ 377,132	$ 365,030	$ 362,309	$ 392,090
Total shareholders' equity	$ 304,632	$ 377,663	$ 376,607	$ 416,122	$ 454,559
Other Data:					
Revenue growth	13.8%	21.8%	13.4%	4.2%	8.7%
Operating income margin	4.7%	6.1%	4.9%	4.5%	5.0%

[1] Cash net income equals net income plus tax adjusted amortization expense and stock based compensation.

* The effect of EITF 04-8, adopted effective December 2003, which increased net income and shares outstanding when computing reported EPS, was reduced to 70% implication in January 2005 and eliminated in July 2005.


Revenue
$ Billion
1.1
1.0
.9
.8
.7
.6
.5
2005
2006
2007


Net Income
$ Million
30
25
20
15
10
5
0
2005
2006
2007


GAAP EPS
$ Actual
.50
.45
.40
.35
.30
.25
.20
2005
2006
2007

ciber | *To Our Shareholders and to Our Employees*



It is nice to start a letter without a caveat and without an operational asterisk. 2007 was a year of changes. 2007 was operationally a good year.

- Revenue increased 9% to a first time ever greater than $1 billion.
- EPS increased 18% to 47¢ per share.
- But, CIBER's stock price fell 10%. Go figure.
  (And down 20+% more in the first 60 days of 2008.)

There were many 2007 operational highlights, among them:

- European top-line growth of 31%, amazingly 19% of which was organic.
- Our US ERP Division rebounded from 2006 with 8% revenue growth and a very substantial operating contribution growth.
- Acquisitions in the US and Sweden, both after Labor Day in America, bode well for 2008.
- New leadership in several business units has seeded the urgency for more growth in America, now.

Some comments on our major operating units:

US Commercial Division

After stable contributions, but anemic top-line growth, we restructured this Division in October. CIBER veterans Tony Hadzi (joined CIBER 1997) and Joe Mancuso (1994) took over our largest division, realigned it, reorganized it, and began planning for 2008. Tony Phillips (1991) was promoted as Regional Vice President in October, and Bill Hazelton (2002) became an RVP in November. Several new Area Directors were also appointed through promotions.

Changes were also made in October in the ever-important Project Delivery leadership, with Brian McKeon consolidating Project Manager Coordination with our Methodology and Project Audit functions.

2007 was a year of changes.

2007 was operationally a good year.

European Division

An excellent year from Terje Laugerud, et al. Revenue jumped 31% from south of $250 million to well north of $300 million. Operating contributions increased a very solid 48%. The systemic weakness of the American dollar did contribute, but most of the progress was in local currencies and operationally meaningful.

Large new multi-year, multi-country projects serve as a backbone for 2008 and beyond. Strong contributions from Norway, Sweden, Germany, the UK, the Netherlands, plus very positive results from Australia and New Zealand – assisted by several other countries – and a profit in 2H07 by Denmark – are noteworthy. Our thanks to Terje, Peter Lloyd, Tom van den Berg, our Country Managers and Practice Leaders, and all of their employees.

CIBER Enterprise Solutions (CES) Division

This is the moniker for our US ERP implementation business units (SAP, Oracle/PeopleSoft, and Lawson), plus Supply Chain and IBM product reselling.

CES represented a very solid contribution to 2007. After a sub-par 2006, revenues picked up 16% in CES in 2H07 (8% for the year) and operating contributions grew nearly 40% over the prior year.

Two noteworthy changes in CES were the additions of Dave Siebert in March, SVP for the SAP, Lawson and Supply Chain Practices, and the Metamor Enterprise Solutions acquisition in September, which brought us more leadership to run our consolidated US SAP Practice. Dave and Russ Wheeler share leadership of this Division.

State & Local Government Division

State & Local had an "okay" year. Revenue gains in some areas were offset by decreases in New Orleans, as much of the Hurricane Katrina work wrapped up. Once again, our Harrisburg, PA and Springfield/Bloomington, IL operations were the drivers of our performance.

Fourth quarter changes in the operating structure were aimed at stepping up this Division, an area of focus for 2008. Ann Griffiths, who has been with CIBER since 1996, was appointed RVP/Eastern operations of this Division in November, reporting to Ed Burns.

Scorecard

$Million (except share data)

Growth:	2006	2007
Revenue	$ 996	$ 1,082
Revenue Δ	5%	9%
Net Income	$ 24.7	$ 29.3
Net Income Δ	9%	17%
Diluted Shares	62.0	61.9
EPS	$ .40	$ .47
EPS Δ	5%	18%
Stock Price*	$ 6.78	$ 6.11
Stock Price Δ	3%	10%

*@ Dec. 31

Federal Government Division

"Transition" was the word for Federal for 2007. Marcia Kim joined us in April after 20+ years working with the Federal Government at CSC. She has sliced, diced and jump-shifted this Division. New leaders, a new focus on "prime bidder compliance," and new energy abound in this group.

Challenged today by the way the Federal Government is and isn't spending money, we are very encouraged for this Division – especially 2009-2011, and maybe a preview of this in later 2008!

Asia-Pacific Operations

We actually run these bifurcated – because it makes sense for us to do so.

CIBER India reports into the US Commercial Division because of the strong ties of US companies offshoring IT activity to India. A noteworthy change in 2007 was Shashank Joshi joining us in April, 100% dedicated to lead integration, growth, sales – everything India for CIBER. We are encouraged for more offshore additions for scale and strength in 2008.

CIBER China had a restart in 2007. Changing leaders in March led to new operators, initiatives, and a new city – Guangzhou. Kevin, Eric and Calvin – we are looking for you guys to put up an Olympic effort in 2008.

CIBER Australia & New Zealand had an exciting year of growth. After the 2006 incubator period, very nice revenue and operating contributions arrived in 2007. Michael, Jonathon, Guenter – thanks.

While our business model is diversified, we are very disciplined in each Division.

In Summary

There is excitement and there is accomplishment. We are very encouraged for CIBER's future, improving over last year and carrying momentum into 2008. A telling item will be for us to get greater growth in America, regardless of economic conditions.

Goodbye and Hello

We express thanks to Wally Birdseye, Dave Durham and Dave Girard for their contributions as President of CIBER's Federal Division, Chief Financial Officer and Chief Operating Officer, respectively.

We welcome (mentioned earlier) Dave Siebert, Shashank Joshi and Marcia Kim to lead portions of US ERP business, CIBER India and CIBER Federal, respectively. And we welcome Peter Cheesbrough – who switched from our Board of Directors Audit Chair (still a Director) to "employee status" as Chief Financial Officer on October 31st.

We also welcome Steve Kurtz to our Board of Directors and Audit Committee Chair, effective December 2007.

Finally, Thanks

- To you our shareholders, for your support.
- To our clients, for your faith in our employees.
- To our employees and the families of our employees, for sharing them with us.

We look forward to 2008 and writing about its successes a year from now. Perhaps it will be a year of higher results and a higher stock price. Please read on for more detail on the great things we are doing.

Thank you.

Mac Slingerlend



Bobby G. Stevenson


ciber

Mac Slingerlend



Peter Cheesbrough

Specialists who are committed to excellence, willing to lead, and have a passion to effect change.

ciber | *US Commercial Solutions & IT Outsourcing*


accountability
global delivery
solutions
integration
efficiency
outsourcing

CIBER's Commercial Solutions Division addresses the custom computer software and related needs of both Fortune 1000 and mid-market companies in the US. In 2007, the Commercial Solutions Division generated over $350 million in revenue.

A hallmark of CIBER's service is our local accountability paired with our global delivery capabilities. We serve our Commercial clients from 30 offices across the US. Our 3,000 consultants – whether they are in a local office in Phoenix, Arizona, a Global Solution Center in Bangalore and Tampa, or in one of our strategic practices – are focused on delivering the solutions that best meet the needs of these commercial clients.

Expanding the kinds of services we offer to support the full solution life cycle has enabled us to successfully penetrate and radiate within our clients, as we provide multiple services beyond the initial engagement. This customer intimacy has helped position us with new clients and move us up the value chain with existing clients to status as a "trusted partner" of the CIO.

CIBER has particular vertical strength in Manufacturing, Services and Retail, in addition to our long-time vertical expertise within Automotive, Financial Services and Telecommunications. We continue to augment these relationships as we share domain knowledge and industry expertise, as well as solutions gained from 34 years of serving these critical industries.

As longer-term outsourcing of both applications and infrastructure becomes a standard practice among our commercial clients, we have also seen the size of our deals expand. Unlike some of the mega-deals in the industry that are being parceled out to several vendors, we've found our clients, especially mid-market clients, interested in our full solution life cycle approach, wanting to integrate applications development, integration and management, and sometimes infrastructure management, all under one umbrella.

IT Outsourcing Division

2007 was a pivotal year for CIBER IT Outsourcing. We saw our global reach in ERP hosting and infrastructure outsourcing expand dramatically. Many of our new cross-border clients from Europe decided to take



Binary code: the language of computers.

Binary codes are normally 8 digits long, which make up a code that computer technology can identify. This code represents a letter, number, or symbol. It can also represent a pixel in an image file or 1/10th of a second in a sound. Anything that is displayed, stored or read by a computer must be converted into binary code before traveling to the processor. Computers using western languages often use 8-bit binary codes for characters, e.g. "R" is "01010010" and "b" is "01100010."

advantage of the capabilities and cost efficiencies of our Global Solution Centers, including our data centers, network operation center (NOC) and help desks. We also expanded our data center, help desk, ERP support and infrastructure services, with much more delivery now coming from our India-based infrastructure services group.

Our approach and customer satisfaction were validated by the "Top 10" ranking among all IT outsourcers and #1 ranking in help desk services by *The Black Book on Outsourcing*, published by the Brown-Wilson Group and highlighted in the *Wall Street Journal*. CIBER was also ranked 12th among all outsourcers including not only technology outsourcers, but also human resources, accounting and business process outsourcers.

We continue to draw on the strength of CIBER's local presence in markets across the country to drive and grow IT Outsourcing and infrastructure services. We are very excited about the significant increase in focus on the offerings within our IT Outsourcing Division. The sales lead-generation activities within our branch office network create momentum and leverage as we look to grow and expand CIBER IT Outsourcing in 2008 and beyond.

Growth from Our Strategic Practices

CIBER's strategic practices grew substantially in 2007 – in both headcount and revenue contribution – as we continued to expand our strategic services to clients, with specialized practices in key horizontal and niche vertical sectors. These high-value practices concentrate CIBER's experience, solutions and

Eaton Vance

Eaton Vance is one of the oldest financial services firms in the United States, with a history dating back to 1924. Eaton Vance established its reputation as an investment manager for wealthy individuals by offering a conservative approach to managing money and an uncompromising commitment to integrity and quality.

Eaton Vance offers innovative, comprehensive wealth management solutions that seek to deliver consistent performance, guided by proven investment principles and experience in both up and down markets to individual and institutional investors.

CIBER has been a strategic partner to Eaton Vance for almost 15 years, providing a multitude of IT services across their development, client relationship management and infrastructure organizations. According to John Shea, Eaton Vance CIO, "CIBER has continuously provided Eaton Vance with premier services and high caliber resources. They have been instrumental to the success of a number of our critical and strategic initiatives over the years."



Left to right:
Julie Crafton, Sales Director, Boston, CIBER; John L. Shea, Vice President, Chief Information Officer, Eaton Vance; Heather Morris Kyer, Vice President/Area Director, Boston, CIBER; Lori Bradley, Vice President, Director of Project Management, Eaton Vance; Vincent Cottone, Vice President, Director of Infrastructure, Eaton Vance; Todd Larson, Vice President, Director of Enterprise Application Support, Eaton Vance

thought leadership, enabling CIBER's local offices to leverage these high-end resources and capabilities for their clients.

Our **Global Enterprise Integration Practice** grew significantly in 2007, and served material new clients such as Duke Energy, Principal Financial Group, Grant Thornton and Deluxe Corporation during the year. This Practice's services expanded to include enterprise architecture, business performance management, enterprise information management, master data management and service-oriented and event-driven architecture. This externally recognized group was again included in Gartner's BI Services Magic Quadrant[1] and was also featured in national and international webinars and conferences.

The **Global Security Practice** also grew headcount during the year. In 2007, this Practice broadened its scope of services to address a wider range of business hazards, integrating business continuity and disaster recovery. Clients included Citizens Bank, Amica Insurance, CitiGroup, Raytheon, Nashville Electric, EMC, the State of Colorado, the City of Portland and the US Trade Development Agency, among others.

We continue to make investments in creating new vertical practices. One such Practice, Travel & Hospitality, launched late in 2006, saw success in 2007. Several key wins by this Practice highlight emerging Practice activity.

In addition to these Practices, CIBER has deep experience and strong customer satisfaction within a variety of vertical industries. For instance, CIBER was ranked first among all outsourcers in the energy and utilities industry by *The Black Book on Outsourcing*.


UNIVERSA

Left to right:
Dave Conrad, Account Executive, CIBER; Jackie Diaz, PMO Director, Universal Orlando; Richard Schulz, Vice President/Area Director, Orlando, CIBER; Michelle McKenna, Senior Vice President and Chief Information Officer, Universal Orlando; Jeff Braun, Program Manager, Large Accounts, CIBER; Supra Dey, Chief Technology Officer, Universal Orlando

Universal Orlando

Universal Orlando Resort is one of the world's most innovative and exciting theme parks with attractions based on pop culture's most compelling films and stories.

In 2007, Universal Orlando selected CIBER as its partner to provide consulting services to their IT organization ranging from infrastructure to establishing a project management office and implementing an IT methodology. CIBER employed a multi-pronged approach that focused dedicated teams in each IT discipline. CIBER provided remediation plans and functional recommendations for their network infrastructure, assessed all active projects, created a resource plan and collaboratively implemented their PMO all aimed at helping the new CIO implement her new vision for the organization.

"CIBER was an integral partner in helping begin our IT transformation. They implemented an approach to managing IT projects that meshed with our team's objectives and the demands of rapid deployment. CIBER's consultants provided excellent service, strong technical knowledge and proven methods tailored to our IT needs," said Michelle McKenna, CIO Universal Orlando.

Expanding Our Global Solution Centers

We expanded our offsite delivery capabilities in 2007, establishing additional centers in India – with locations in both Bangalore and Chennai – as well as more centers in the US that provide focused application development and management solutions. Our US Global Solution Centers are now in Tampa, Pittsburgh, Orlando, Seattle and Dallas. We continue to give our clients choice and flexibility in where their work is performed, based on their specific needs.

Onsite, offsite and offshore delivery – or sometimes a mix of all three – requires finely tuned methodologies, constant and consistent communication and clearly established expectations reflected in carefully crafted service-level agreements. Senior IT executives lead our delivery teams to ensure disciplined yet flexible approaches and best practices that lead to long-term client satisfaction in these multi-year application outsourcing agreements. And, because application development continues to be a core offering for CIBER, we've expanded our capabilities to include Agile software development to help speed time to market, reduce quality issues and enhance customer satisfaction.

Emphasis on Project Management

Our Center for Project Performance continues to be an important component in achieving on-time, on-budget delivery with high customer satisfaction. In 2007, this team expanded its capabilities beyond project management mentoring, tools, training and techniques, to include a team of highly skilled enterprise project managers who are assigned to strategic projects.

We also established project performance metrics to track the progress, as well as project quality assurance with audits conducted at the onset, midcourse and delivery of projects or engagements. Our approach is based on best practices advanced through industry organizations, such as The Project Management Institute and Carnegie-Mellon's Software Engineering Institute.

Enhancing Consultant Care and Employee Satisfaction

In addition to the recognitions mentioned above, we were honored to be recently included in the 2008 Vault Guide to the Top 25 Technology Consulting Firms, which ranks firms based on practicing consultants' feedback. In addition, CIBER was awarded the Alfred P. Sloan Award for Business Excellence in Workplace Flexibility, distinguishing CIBER as one of the top practitioners of workforce flexibility in the nation.

Growth

Our Commercial Solutions and IT Outsourcing Division is positioned for and challenged to create greater growth in 2008.

Language of the Americas. It is impossible to know how many indigenous languages were spoken in North America at the time Europeans came to the New World. One widely accepted estimate suggests that at the time of Columbus, the inhabitants of the Western Hemisphere used more than 2,000 languages. Today approximately 337 languages are spoken in America, of which 176 are indigenous. The US (and North America in general) is one of the most linguistically diverse areas in the world.



ciber | *Europe* *(Including East Asian and Pacific Operations)*


ekspertise
lösungen
knowledge
estrategia de crecimiento
mondial
dienstleistungen

Our European Division achieved revenues over $300 million in 2007, accounting for 30% of CIBER's worldwide revenue, up from 25% in 2006.

Europe's revenue grew by 31% in 2007, which consisted of strong organic growth (19%) across our territories, supplemented by targeted acquisitions such as SAP specialist consultancy Condevor, in Sweden.

A Strategy for Growth

We are confident in our growth strategy which has us positioned competitively in our chosen markets. We have made considerable progress in our ambition to provide a range of service and solution offerings that are consistent across all of our territories.

Combined with good local account management, we have demonstrated our ability to leverage CIBER's global distributed delivery capabilities to find the right solutions for our clients.

We are proud to employ outstanding consultants who possess deep subject matter expertise in specific vertical industry sectors. Excellent feedback from our clients demonstrates the value that they perceive in dealing with a company and its consultants that offer market knowledge and a strong track record. We are particularly strong in the following industries: Manufacturing, Chemical and Pharmaceutical, Retail, Healthcare, Energy and Utilities, Public Sector, Publishing and Media.

The number of CIBER Europe employees grew by almost 20% during 2007. Of this increase, more than 92% were billable consultants.

Another key driver of our growth is our focus on developing and providing repeatable solutions that minimise cost and dramatically improve speed-to-market. We have template solutions for a number of markets including Sophisticated Engineering, Retail, Aerospace and Defense, Sport and Leisure, and Not-for-Profit and Charitable organisations.

A Brief Tour of Our Countries

In the Scandinavian region all territories are performing well and providing good growth and profit to the business. In particular, Denmark has seen a major turnaround in business fortunes following a couple of difficult years. In Norway, we have seen good growth in both the SAP business and in other service lines, and in Sweden we grew organically and we also acquired Condevor, a specialist SAP consultancy. Finland showed gains in 2007, as well.

The Netherlands has achieved significant growth again this year by expanding existing lines of business to win new clients, such as NXP Semiconductors, whilst at the same time winning additional business with existing major clients such as Essent and Eneco.

Germany saw strong revenue and profit improvement following the final completion of the Novasoft post-acquisition reorganisation. Revenue was up 35% and profit improved at twice that rate.

In Russia, our business expanded into larger offices in St. Petersburg. We also opened a new office in Moscow, bringing us closer to key existing and potential clients. We successfully achieved SAP VAR partner status and are also an SAP Industry preferred partner for Retail.

One important highlight of our year was the fastest implementation of novaRetail (our own pre-configured retail solution based on SAP) at Russian retail chain Ol!Good (100+ stores, 13 Cash & Carry outlets) – just three and a half months from pre-study to GoLive! We also completed the most complex SAP implementation project in Russia at Eldorado, the largest Russian and East European home electronics retail chain (see inset).

The UK has seen strong interest in our SAP solutions for the retail market sector on the back of winning business with premier 'household name' organizations, and also some major outsourcing wins. The UK's non-SAP service lines also experienced solid growth with the Microsoft Dynamics CRM and ERP applications achieving good success in a number of key target markets, notably professional services, financial services and the public sector. We continue to develop strong relationships with major clients such as Endsleigh Insurance, Tribal plc, 2e2 and the Royal Borough of Kingston.

Our Spanish business has continued the good performance that we saw in 2006. We are consolidating our position as a leading player in the SAP healthcare market.

In China we increased our headcount three-fold in 2007 and have now reached critical mass with offices in Beijing, Shanghai and Guangzhou. Our SAP business has grown rapidly over the year. We have secured six new major customers, including the Changchun Railway Vehicles Company which represents the largest ever contract that CIBER has won in China.

Finally, our relatively new businesses in Australia and New Zealand saw strong growth with revenue quadrupling from 2006 to 2007. We added a number of new retail customers in 2007, such as Briscoe and Spotlight. We are now well established as the market leading supplier of SAP solutions to the retail sector in this region.

New Service Offerings

In previous years CIBER Europe took a number of initiatives to expand the portfolio of services offered to our clients, specifically in the areas of outsourcing, hosting and managed services. These initiatives led to a positive reaction in our key markets as clients and potential clients alike recognise CIBER as a full-line service provider, able to offer a range of services covering the entire project life cycle. We continued to build upon this approach during 2007 and have successfully delivered world-class services across our geographic regions, winning exciting new clients along the way.

A Winning Combination in Europe

During 2007, CIBER Europe demonstrated that we have a winning combination of local presence and accountability, global distributed delivery, expertise in multiple industry sectors and long-term client relationships. With a common theme

The history of language. The tale of the Tower of Babel is an "explanation" of why there are so many different languages. The Tower of Babel did in fact exist: it was a seven-stage ziggurat (stepped pyramid) with a temple to the god Marduk at the top. It was built in the city of Babylon sometime during the 6th or 7th century BC. Today, almost 5 billion of the world's 6.5 billion people speak just 30 languages, yet there still may be as many as 6,900 living languages spoken on Earth.



of service offerings under a consistent brand, we are poised to strengthen our approach for even greater success in 2008 and beyond.

Examples of CIBER Europe Client Solutions

The adidas Group – Germany

adidas standardizes its central retail processes globally supported by CIBER – "Impossible is Nothing!"

For over 80 years the adidas Group has been part of the sports world on every level, delivering state-of-the-art sports footwear, apparel and accessories. Today, the adidas Group is a global leader in the sporting goods industry and offers a broad portfolio of products. Products from the adidas Group are available in virtually every country of the world via 150 subsidiaries. In 2007 the adidas Group posted revenue of 10.3 billion Euros.

In 2007 adidas took the decision to standardize its business processes and to develop a global SAP template for their own retail business, and chose CIBER as its SAP implementation partner.

The selected platform is SAP Retail ERP 2005, BW 7.0 with POS DM and Datavantage Store21 as POS Solution.

SAP Retail is interfaced to the adidas Wholesale ERP system SAP AFS. The start of the template/first implementation project (US based in Portland) was April 2007 with a planned GoLive in April 2008.

The scope of the project is the configuration of the overall retail process – from merchandise and assortment planning to open-to-buy, order procurement, allocation and replenishment of goods, as well as stores using historical inventory and sales data from BW and retail pricing and promotion, to POS interfaces with POS Data Management and Reporting in BW, and last but not least the adidas specific retail fashion master data management.

As business benefits, adidas expects an integrated ERP Retail system including consistent and integrative merchandise and assortment planning, effective and flexible up-to-date procurement, allocation and replenishment based on consistent historical inventory, and sales data from BW. Further advantages of the implementation are flexible price management with wide variety of promotions, together with stable and


Impossible is Nothing

adidas

In front: Ingo Winterhoff, Project Manager, adidas
Far right: Christo Christov, Project Manager, CIBER

Impossible is nothing! Ingo Winterhoff, the adidas project manager, said "The new retail system will bring about a number of improvements to enable our retail growth and I am very impressed by the commitment and great SAP Retail expertise of the CIBER consultants." Upon successful completion of this project, this template will be the basis for the first fold-in project at Reebok US (Canton/MA); target GoLive is Q1/2009.

reliable POS interfaces with standard retail and adidas specific reporting in BW.

Actually the Final User Acceptance Test is almost complete and all the planning is done for a successful GoLive in April. The great team spirit will be a key success factor for this implementation.

Eldorado – Russia

Eldorado is the largest retailer of household appliances and domestic electronics in Russia and Eastern Europe. Founded in 1994, the company grew quickly and has expanded its business very successfully to the point where Eldorado now has a 28% share of the home electronics market in Russia. Eldorado currently has 1,149 stores and an additional 550 mobile phone retail outlets. The turnover in 2006 was over $4.1 billion and the company employs more than 34,000 people.

In November 2007 Eldorado announced the completed implementation of the new version of the SAP for Retail industry solution (based on SAP ERP 5.0) in place of its older predecessor based on SAP R/3 4.0.

The reason for this transition was recognition of the inability of the older system and its subsystems to fully process the increasing volumes of information and to cope with the growth of the company. A solution was needed that would effectively combine and optimise all the activities of the company – decreasing the number of interfaces with outside systems, improving control of business indicators and supporting the ongoing market expansion of Eldorado.

In its search for an implementation partner for the SAP project, Eldorado selected CIBER because of its internationally recognised expertise and worldwide experience in the retail sector.

The project was successfully completed within a record time of eight months. Fast and efficient work by the internal specialists of Eldorado and the professional consultants of CIBER ensured the new system was ready and operational at the beginning of business's "high season". The impact of the new system was extremely beneficial from the outset and Eldorado ensured that an immediate positive effect for the business was achieved.

"The transition to the latest version of the SAP for Retail solution took place simultaneously in all branches of our


ЭЛЬДОРАДО
ЭТО

Eldorado

Left to right:
Juergen Gottwick, Project Manager, CIBER Russia; Denis Smirnov, Chief Information Officer, Eldorado; AlexanderTalalykin, Project Manager, Eldorado; Alexander Nisnik, Country Manager, CIBER Russia

company, located in all regions of Russia and in the Ukraine. It allowed us to avoid the cost of parallel running of the old and new systems. This saved us time, money and nerves," commented Denis Smirnov, CIO at Eldorado. "What CIBER and its team did was a great job, no doubt about it."

"The realisation of the project helped us to overcome limitations placed on the business by the previous version of the system, and I am sure it will definitely help our company to develop successfully and to strengthen our leading position in the market," said Alexander Talalykin, Project Manager, Eldorado.

MFI Retail – UK A One-CIBER customer

MFI Retail is the UK's leading national retailer of quality fitted furniture with 200 stores and a nationwide home delivery and installation capability. The sale of MFI Retail in October 2006 to private equity group Merchant Equity Partners led to a whirlwind ride for MFI's employees and operations.

The new team continued to trade the existing portfolio, while looking to upgrade many aspects of the business, including greater focus on customer service, updating and improving the product range, establishing closer supplier relationships, investing in logistics, IT, supply systems and product development, enhancing internal communications and introducing tighter controls on expenditures.

CIBER had advised the acquirer during the due diligence process on a system separation strategy. Following the sale, MFI Retail initiated a rapid but extremely thorough selection process for an SAP implementation partner. CIBER was selected as the consulting partner to implement SAP ECC 6.0 in three stages over the course of 18 months.

A full project team headed by CIBER Programme Manager John Squire was mobilised and on-site by the end of November 2006 and work started in earnest. The first stage went live in May 2007, followed by the second stage in September. The third and final stage is currently in test and on target to GoLive in May 2008.

2007 saw MFI's management team deliver, as the entire product range was re-designed, re-sourced and stocked in a brand new 750,000 sq. ft. warehouse facility run by a new logistics partner with a new warehouse management system, all controlled centrally by a new SAP system. And, these were delivered in less than six months, just in time for the 2007/2008 Winter Sale period!


ideas
mfi

MFI Retail

Left to right:
John Squire, Programme Manager, CIBER; Chris Pavlosky, Chief Operations Officer, MFI Retail

CIBER has remained flexible in adapting to, and supporting changes in the management strategy whilst keeping projects on-time and on-budget. As John Squire says, "Working with MFI is never ordinary or dull. Each day a new ball is thrown into the ring and we are expected to keep it in the air."

After the award of the SAP contract, MFI began looking for an Enterprise Managed Services Provider for a large portion of its remaining IT needs. The local CIBER account team, working in conjunction with CIBER's Global IT Operations Division, was able to provide MFI with an end-to-end solution for IT strategy development, help desk, data centre and web hosting, server virtualization, network monitoring, and SAP application support. Hosting will be provided from CIBER's Staten Island, New York, data centre as the primary site, and Phoenix, Arizona as the disaster recovery location.

Over the last year and a half, CIBER has led MFI's carve-out and service improvement of many of its IT systems from its former parent company. These include a new Active Directory rollout, Exchange email migration, Help Desk services cut-over, server virtualization projects, migration and hosting of MFI's public website and installation of Manhattan Warehouse Management System. All systems were moved into an SLA-based, integrated managed service framework including data centres and application support services.

To quote Chris Mangham, the IT Director for MFI, "It's not done until it's done!" Ultimately, the measure of success is that the carve-out is completed with MFI. There are 52 continuing carve-out projects in which CIBER, as the virtual team, is fully engaged with MFI. The store and customer systems are VMS in origin, and we are hosting and supporting a complex technical build and migration of the environment, including disaster recovery.

MFI is also pushing ahead with a number of transformation projects around which we are being asked to provide services. "It's very exciting and demanding, but we wouldn't want it any other way, and with CIBER as our partner, we will get there!" said Mangham.

"MFI is a flagship client for CIBER and is living proof of the value our combined services drive to our customers," said Scott Frock, VP Managed Services.

CIBER is delivering its services through a combination of an on-site team with the customer in London and remote competency centres in the US and India. Chris Mangham agrees that "CIBER's end-to-end managed service offer has enabled MFI to reduce IT risk and free MFI IT staff to focus on its core business."

A universal language? Esperanto, invented in 1887 by the Polish eye specialist Dr. L. L. Zamenhof, was an attempt to create a universal second language that would further international peace and understanding. Descartes, Pascal and Leibniz had all toyed earlier with the idea of constructed languages. Zamenhof, who spoke nine languages himself, took it one step further. Today, it is thought that 1.6 million people in almost 90 countries are able to converse in Esperanto to a reasonable level.



ciber | *Asia & Pacific*

India

2007 was an important year for CIBER and India, but 2008 may be



even more important. A leader was designated in April with the addition of Shashank Joshi. At the end of 2007, SVP Tony Hadzi took further oversight for the rise of offshore operations in conjunction with our international offices.

We have extended our EAI practice capabilities and consultants for Business Intelligence and ETL construction to the offshore model. Other initiatives that were successfully launched in 2007 were automated testing, SAP maintenance and an extended help desk for supporting 24/7 operations on our new engagements.

A Chennai office was opened in December to support customer requests. Recruiting has been doubled. New projects were kicking off in 2008 as this report was printing.

Perhaps a growth in process, evolution in 2008 may appear more like revolution – in a good sense.

China

Undisputedly the most vibrant, sizable economy in the world, China is also an IT industry in the making.



Novasoft began here several years ago, and formed the roots of CIBER's operations. That said, CIBER is larger now than ever in China. Operating in three cities, we are growing critical mass. SAP skills are our underpinning, but custom software skills appear.

A $1+ million win in late 2007 was our first in China of that scale. Our strategy is evolving as 2008 dawns.

Australia

While Guenter Winter got CIBER going in ANZ, Michael Niestroy and Jonathan



Bucktin have boosted our prospects. An SAP alliance status is beneficial to CIBER and them. Working together, we have made inroads to the haven of the bigger brand names, making CIBER the brand for retail industry players down-under.

New Zealand

Once again, working with SAP, CIBER is the "retail" sector partner of choice in kiwi-land. Several meaningful projects have been won and delivered, and more are in process.

Revenue in 2007 in ANZ was 4x 2006's results, and we transitioned from investment in 2006 to return on investment in 2007.



Hindi: the language of songs. Hindi, the official language of India, is the third most widely spoken language in the world after English and Mandarin, with an estimated 500-600 million speakers. A direct descendant of Sanskrit, Hindi has been influenced and enriched by Persian, Turkish, Farsi, Arabic, Portuguese, and English. It is sometimes referred to as the "language of songs," as it is a very expressive language that can convey emotions using simple and gentle words. Hindi started to emerge in the 7th century and by the 10th century became a stable language.

ciber | *Enterprise Solutions*


technology
customization
ERP
expertise
strategic services
enterprise
expanded

CIBER Enterprise Solutions (CES) is our nationwide, 500-consultant Division that provides multi-package Enterprise Resource Planning (ERP) solutions for US customers. Our SAP, Oracle (including PeopleSoft and JD Edwards), Lawson, Supply Chain and Technology Solutions Group Practices service all customers from mid-market, to the Fortune 1000, the public sector and multiple geographies.

CES has vertical expertise in the Public Sector, Education, Healthcare, Retail, Manufacturing, Grower Management, Food and Beverage and Supply Chain execution. The strength of CES' go-to-market strategy is its concentration on these key verticals.

Within the Public Sector, CES often teams with CIBER's State & Local Government Division. Our ability to offer cost-effective solutions to the Public Sector clearly positions CIBER as a valued and impartial partner to our clients and prospects.

In 2007 we expanded our capabilities in our Transportation vertical in the Public Sector, successfully delivering solutions to State Departments of Transportation (DOTs), as well as Regional Transit and Tollway Authorities.

Additionally, while CES has historically been positioned as a – if not "the"– market leader in Higher Education, we have further expanded our capabilities in the Education Sector as we now successfully deliver enterprise solutions in the K-12 marketplace.

Within our Retail vertical, key investments were made in 2007 to more cost-effectively deploy SAP Rapid Retail solutions, positioning CIBER as the key go-to player for middle market companies in this space. To further expand this vertical, in September we acquired Metamor Enterprise Solutions, which added specifically to CIBER's expertise in the Footwear and Apparel Retail sector, bringing expertise and more high-level consultants into our CES group.

In 2007, our CES business model continued to evolve as we expanded the depth and breadth of key vertical service offerings, again appearing in the "Challenger" quadrant for Gartner's Magic Quadrant[1] for ERP Services in North America.

Our ERP Practice Groups

SAP

CIBER is an SAP Services Alliance Partner and a Special Expertise Partner to SAP in various industries. We offer comprehensive solutions to support the SAP product set, including implementations and upgrades, extensions, integrations and customizations. Our SAP Practice has a proven track record of ensuring customers' technology investments meet the needs of their business and deliver the results they demand. Our vertical focus is in commercial industries such as Retail, Footwear and Apparel, Metals and Mining, Manufacturing, along with K-12, Tollways and Public Services.

CES has worked in partnership with SAP to accelerate our business in North America in many of these vertical markets. 2007 had many successes, such as the Certification of Rapid Retail and the successful implementations of two large projects – the Pennsylvania Turnpike Commission and Fulton County Schools.

Oracle/PeopleSoft/JD Edwards

CIBER is an Oracle Certified Advantage Partner (CAP), the highest partner membership level for systems integrators. This Practice has over 17 years of expertise with Oracle's E-Business Suite, PeopleSoft and JD Edwards applications. CIBER is an Oracle strategic partner in several key industries including the Public Sector, Higher Education, Healthcare and Food and Beverage.

Since 1990 CIBER has helped more than 1,000 Oracle, PeopleSoft and JD Edwards clients build, integrate and support mission critical systems for real-time enterprises. Building on its success and reputation as a strategic partner of Oracle in the Public Sector, CIBER's Oracle Practice continues to focus on expanding its presence in the transportation industry including Departments of Transportation, Transit Organizations, Port Authorities and Airports.

This Practice continues to focus on Oracle's install base, providing upgrade and strategic services that help its clients prepare and understand Oracle's Fusion™ and product development strategy to best position themselves for the future.

Lawson

CIBER is a Certified Lawson Consulting Partner and has nearly 15 years of experience providing full functional, technical implementation and project management support. Our Lawson specific expertise focuses on change leadership, business process calibration, strategic visioning and knowledge transfer, which have become standard components of most projects. We offer our full scope of repeatable solutions that complement the Lawson Software functionality while addressing unique client requirements.

In 2007 the CIBER Lawson Practice completed numerous successful upgrades and new implementations at clients in both the Commercial and Public Sectors. CIBER is currently providing the primary support for the first state-wide, enterprise-wide implementation of Lawson Software for the State of New Hampshire, which is currently scheduled to go live in the summer of 2008.

Supply Chain

CIBER's Supply Chain Practice is focused on HighJump and SAP Warehouse Management implementations. The Practice provides both functional and technical consulting to clients and also provides a strategic service offering targeted at Supply Chain operations business process improvements. Highly skilled and motivated, this Practice complements longer implementations.

Higher Education

CIBER Enterprise Solutions is a premier implementer of Higher Education solutions, with strong partnerships with the leading software vendors in this area, and a client roster of more than 175 institutions. CIBER's Higher Education clients range from single to multiple campuses, community colleges to research universities, and include public, private and for-profit institutions. We have a significant presence in the US and Canadian Higher Education markets, and have worked on projects abroad, as well.

CIBER implements all major ERP applications for Higher Education, including Oracle's PeopleSoft and e-Business applications and the SunGard Higher Education suite. We also offer strategic services to this



Human language in cosmic space. The Voyager 1 and 2 spacecraft were launched in 1977 with a gold-plated phonograph record containing sounds and images that portray the diversity of life and culture on Earth. This includes spoken greetings in 55 different languages, beginning with Akkadian, a dead Semitic language, and ending with Wu, a variety of Chinese. Both spacecraft are now speeding through interstellar space at 38,000 miles an hour. Symbolic language describes the spacecraft's origin and explains how to play the record.

market including Business Intelligence, Enterprise Security, Organizational Change Management and other business management offerings that allow us to act as a trusted advisor outside the implementation arena.

Technology Solutions Group Practice

Our Technology Solutions Group Practice focuses on providing customers with the best infrastructure on which to deploy their mission critical business applications. The technical expertise of CIBER's Solution Architects, in close alignment with our product partners, and the software consulting capabilities of CES and the other CIBER practices, combine to provide customers with stronger, more functional solutions to their technology requirements.

For 20 years, we've been assisting customers with the analysis and development of their critical systems architecture. The ability to deliver the appropriate solution along with solid technical expertise separates CIBER from the competition and results in excellent customer satisfaction.

Services include assessment and selection, configuration, installation, server consolidation, performance evaluation and system architecture design. IBM enterprise servers, storage and middleware, along with mobile solutions, comprise the core product offerings of the Technology Solutions Group Practice.

CES in 2008

We are encouraged that ERP spending is essential, not an option, and we are positioned to participate.

Fulton County Schools

To support ongoing business operations, Fulton County Schools (FCS), Georgia, embarked on a joint effort with CIBER to replace aging and suboptimal business systems (Finance, Logistics and Human Capital and Payroll) with SAP's latest enterprise software suite.

Guided by CIBER, FCS was able to eliminate paperwork, reduce duplicate manual processes and provide a reliable business system which will meet the future educational needs of an aggressively growing school district serving more than 86,000 students and 14,000 employees.



Left to right:
Michael Russell, Associate Superintendent for Operations/Chief Financial Officer, Fulton County Schools; Charles Sipos, SAP Project Manager, Fulton County Schools; Kandy Martin, Director of Sales, K-12 Practice, CIBER; Kevin Ziemba, Vice President, K-12 Practice, CIBER; Ron Wade, Chief Human Resources Officer, Fulton County Schools

ciber | *State & Local Government Division*


innovation
strategy
practical business
integration
management solution
implementation

Just as 2007 was a busy year for state and local governments, it was also a busy year for CIBER's State & Local Government Division, which earned approximately $150 million in revenue. This Division has served each of the 50 states over the last three years with over 1,200 IT and business consultants. CIBER counts more than 225 cities and more than 150 counties among its local government clients.

According to "The Fiscal Survey of States: December 2007," published by the National Governors Association and the National Association of State Budget Officers, state general fund spending increased 9.3% in 2007, well over the 30-year average of 6.4%.

A Year of Accomplishments

Strategic Wins and On-Time, On-Budget Deliveries

2007 was a successful year for the State & Local Government Division's vertical lines of business. We won numerous strategic contracts and our IT and business specialists continued our tradition of delivering high quality projects on-time and on-budget. Highlights of the year's achievements include:

- **Transportation.** Working with CES, phases 1 and 2 of a $58 million Pennsylvania Turnpike Commission project was delivered on-time and on-budget. The final phase of the project is under way. In addition, we won a project to develop, implement and integrate a fuel tax system for the state of Indiana.

- **Health and Human Services.** The Practice won a project to develop and implement a case management system for Clark County, Nevada, Department of Social Services. In addition, our Women, Infants, and Children (WIC) solutions continue to be the leading WIC IT solution for state programs.

- **K-12 Education.** Launched in 2007, this Practice is off to a fast start with several large wins and successful project deliveries. The Practice won a contract to oversee a PeopleSoft ERP implementation for Lee County, Florida, Public Schools. In addition, working with our CES Division, phase 1 of the SAP engagement for Fulton County Schools, Georgia was delivered on-time and on-budget.

- **Local Government.** This Practice won a three-year, $6.8 million contract to be the exclusive IT support vendor for the City of Dallas, Texas; CIBER bested five other vendors in a competitive bidding process.

- **Law & Justice Solutions.** This Practice won a project with Santa Clara County, California, to develop and implement a laboratory information management solution for the county's crime lab. When complete, the solution will be added to the CIBERLaw™ solution suite.

- **Labor and Workforce Development Solutions.** Workforce Informer, a web-based application that helps state labor and workforce agencies dynamically maintain and deliver state-specific Labor Market Information (LMI) data to the public, is deployed in more than 25% of states.

- **Environmental Solutions.** This Practice won an engagement with the State of Connecticut to design and implement a new web-based environmental management system. This Air Emissions Inventory System is based on the framework of the air quality data management systems that CIBER developed. The system features a greenhouse gas inventory and comprehensive reporting of emissions.

Several "Firsts"

CIBER's State & Local Government Division had a number of innovative "firsts" during the year:

- CIBER added three states as customers during the year—Connecticut, Delaware, and Maryland—making CIBER one of a handful of systems integrators to have done work for all 50 states during the last three years!

- CIBER designed, built and implemented an external web portal for Orange County, Florida, Public Schools, so students, parents, faculty and staff can easily, cost-effectively and securely conduct routine transactions online.

"WIC clients are very pleased that they can now shop at any authorized store. After seeing a demonstration of PA AIM, the USDA hopes that other state WIC programs will adopt the same method in order to realize similar cost savings for their programs."

[illegible], former WIC Director
Pennsylvania Department of Health

"We were looking for an efficient way to provide important information to our constituents, without having to rely on programmers or specialized staff to create web pages, data dashboards and scorecards. CIBER created for us an open, scalable, service oriented architecture portal that can be easily updated and integrated with our other IT systems, so it will grow as our needs change."

[illegible], Chief Operating Officer
[illegible] County (FL) Public Schools

- CIBER designed, built and implemented an automated vendor reporting system for the Commonwealth of Pennsylvania's Department of Health. It's the first of its kind nationally. The application works with the department's WIC system to enable WIC participants to redeem program benefits in any WIC-authorized store.

New Alignment

To position the State & Local Government Division for continued growth and success, we realigned the Division in late 2007 to accomplish three major objectives:

- Increase our geographic coverage and day-to-day management.
- Focus on growing our key state and local government vertical markets.
- Enhance controls to improve customer project performance and delivery.

New Initiatives

In addition to our existing vertical lines of business, the State & Local Government Division will launch three new initiatives in 2008 to provide services and solutions in the following growth areas:

- **Citizen Relationship Management (CRM).** In partnership with Lagan, Inc., of Belfast, Northern Ireland, the CRM group will build and implement systems that connect government agencies to constituents, such as citizen relationship management solutions, 311 systems, case management systems and human services solutions.

- **Business Process Management.** The Business Process Management group helps clients streamline business processes to provide process re-engineering, workflow design, business process management development and systems deployment.

- **Business Continuity and Disaster Recovery (BC/DR).** The BC/DR group helps state and local governments with the creation, planning, training and exercising of business continuity plans, so governments can respond quickly to crisis situations. The BC/DR group's goals are to protect an agency's or department's staff members and help the organization resume business operations as efficiently as possible.

State & Local Is Well Positioned

With our endorsements, project wins, satisfied clients and wide range of solid service offerings and repeatable solutions, CIBER is well positioned to continue its push into the expanding state and local government marketplace.



Left to right:
Mary Anne Clement, Senior Solutions Consultant, CIBER; Worris Levine, Chief Information Officer, City of Dallas; Ed Burns, President, State & Local Government, CIBER

The City of Dallas

The City of Dallas selected CIBER to be its exclusive IT support vendor in a three-year, $6.8 million IT outsourcing contract which was awarded in 2007.

CIBER is assisting the City with an SAP utilities implementation to streamline water billing processes. CIBER is involved in all phases of the project, including project management, implementation, workflow analysis, security, testing, training, system configuration and business intelligence services.

ciber | *Federal Government Division*


mission
synergism
federal practices
support
infrastructure
operational success

In 2007, CIBER's Federal Government Division welcomed a new leader in April, Marcia Kim. With over 20 years experience in servicing the Federal IT Services sector, Marcia was a welcome addition to the team. CIBER Federal Government Division's 1,300 consultants generated nearly $150 million in revenue in 2007. For over 15 years, CIBER's Federal Government Division has been providing mission critical support and services to various agencies in the US Federal Government.

CIBER Federal is large enough to deliver large, complex programs, yet small enough to have the agility and flexibility to respond quickly to customer needs. CIBER Federal leverages the strength of the whole CIBER operation to successfully deliver complex programs.

Every contract is of tremendous importance to us and receives the focused attention of both our delivery and management teams. This focus on the customer has resulted in clients who value our people and the services we provide. Our employees become members of the customer's team and invest themselves in the mission. This results in not only high quality work, but as importantly, in excellent customer relationships. Each business unit provides the full set of CIBER capabilities to customers with common missions, goals and requirements. This synergism makes our capabilities more relevant and allows for the targeted application of lessons learned.

Federal Government Practices

- **Civilian.** The Civilian Practice provides an array of IT services to Federal Departments within the Washington, DC area, with a client set that includes the United States Coast Guard, the Air National Guard, and the Departments of Health and Human Services, Homeland Security, Commerce, Education and Transportation. Located within Civilian is our Enterprise Security Solutions (ESS) Group. ESS provides engineering and system integration solutions to federally funded enterprise level security and risk management programs protecting ports, the shipping industry and other critical infrastructure situations.

- **Natural Resources.** The Natural Resources Practice builds, integrates and supports a variety of mission-critical solutions for a customer set that includes the Department of Agriculture (USDA), Department of Energy (DOE), the Department of Transportation (DOT) and the Department of the Interior (DOI).

- **Defense Technology Systems.** The Defense Technology Systems Practice focuses on the United States Army and Navy. Key customers include the Army War College, Fort Rucker, Fort Campbell, Fort Gordon, The Army JAG Corps, Womack Army Medical Center, the US Navy submarine fleet and the Army Training and Doctrine Command (TRADOC). This group received record award fees for IT services provided in the "band of excellence" under performance-based contracts with the Army War College and Fort Rucker.

- **Defense and Intelligence.** The Defense and Intelligence Practice focuses on supporting the Air Force and the Joint Military Commands. This Practice occupies a special niche, providing mission operations support and highly skilled staff to meet specialized requirements of the intelligence community.

Our revitalized management team is leading the charge to a new business development strategy. As a result of these efforts, CIBER Federal enters 2008 with a pipeline of over 200 opportunities valued at nearly $2 billion, many as the "Prime" vendor.

While targeting the future, CIBER Federal remains focused on high-quality service delivery today. CIBER Federal continues to address each customer's needs with the right blend of industry standard approaches – CMMI, ISO, ITIL, PMP – and customized support to meet unique requirements. Additionally, a sharper focus on quality is leading us to implement Lean Six Sigma.

Significant Operational Successes in 2007

- **Air Force Office of Scientific Research.** This $10 million contract showcases CIBER Federal's ability to understand our clients' needs and respond with an approach that, with Anadarko Industries, LLC, meets small business goals as well. Significantly, outstanding performance during the first four months of the contract resulted in the Air Force announcing its decision to award the first option year, well ahead of the scheduled date for this decision!

- **Bureau of Land Management (BLM).** For the BLM, the problem of exponentially growing email is exacerbated due to a pending court case that may require every email to be stored by an independent firm. Knowing that file attachments count for most of the file size, CIBER implemented a SharePoint solution that enabled files to be shared and transferred without the use of email. BLM was so pleased with CIBER's performance that one of our employees received the prestigious Director's Award for his efforts.

- **Department of Homeland Security (DHS).** Upgraded capabilities of the CIBER Federal Call Center (Dallas) allowed us, in partnership with Boeing Services Company, to begin service desk support services for DHS.

- **Federal Aviation Administration (FAA).** CIBER Federal's excellent performance at the FAA Kansas City Staging Area in Independence, Missouri, paved the way for not only winning a contract renewal, but tripling the size of the contract.

- **Womack Army Medical Center (WAMC).** IT services such as help desk, network operations, administrative support, software and web development are not normally associated with hospitals, but they are crucial elements for providing the very best medical care. Our efforts for WAMC have resulted in a lower-cost, more effective solution for application development and support.

- **Port of Freeport (Texas).** This is another successful implementation of CIBER's HMS port security web-based management system. HMS provides a "one-stop shopping" site for automated collection, analysis and dissemination of both static and real-time information for ports and waterways, improving the security of our nation's waterways and maritime facilities.

Federal's Focus on Its Future

CIBER Federal was reorganized and repositioned in 2007. Our goals included invigorating the business development leadership, a focus on more prime contracts and back-office certification to allow us to bid more and larger contracts. Our emphasis on quality, operational successes and satisfied customers gave us the outstanding past performance references and capabilities we need to succeed in the Federal marketplace.

Womack Army Medical Center

Womack Army Medical Center (WAMC) is a state of the art medical complex located on a 163-acre wooded campus in Fort Bragg, North Carolina. WAMC serves 180,000 eligible military beneficiaries, the largest beneficiary population in the United States Army, within a 40-mile radius.

In 2006, to keep up with its rapid growth, WAMC needed to be able to quickly find and hire IT specialists with expertise in application development, help desk, system administration, wireless and router administration, telecommunications and administrative support. WAMC solicited bids from several different IT service vendors and chose CIBER for a five-year, $13 million IT outsourcing contract based upon CIBER's reasonable costs, commitment to keep employee education up-to-date, flexibility, responsiveness and CIBER's partnership approach – our objectives are their objectives – making this a true collaboration.



Left to right:
First Row: Major Francisco Romero, Chief Information Officer, Womack; Donald Brooks, Deputy Chief Information Officer, Womack **Second Row:** Cynthia Aquino, Network Engineer II, CIBER; Ron Smith, Vice President, Defense Technology Systems, CIBER; Ed Worlds, Program Manager, CIBER; Marcia Kim, President, CIBER Federal **Third Row:** John Pasztor, Network Engineer III, CIBER; Lutricia Bradley, Network Engineer I, CIBER; Alecia Talley, Applications Developer II, CIBER; Roy Arne, Network Engineer III, CIBER; Ken Washington, Applications Developer II, CIBER; Robert Thatcher, Applications Developer II, CIBER; Myron Stewart, Applications Developer III, CIBER; Randy Beard, Network Engineer III, CIBER

Consolidated Statements of Operations

	Year Ended December 31,		
In thousands, except per share data	2005	2006	2007
Consulting services	$ 904,084	$ 938,568	$ 1,024,172
Other revenue	51,925	57,269	57,803
Total revenue	956,009	995,837	1,081,975
Cost of consulting services	672,351	703,910	755,115
Cost of other revenue	26,481	25,848	34,401
Selling, general and administrative expenses	204,563	215,109	232,119
Amortization of intangible assets	5,958	5,930	5,820
Operating income	46,656	45,040	54,520
Interest income	980	718	854
Interest expense	(8,888)	(8,002)	(8,050)
Other income (expense), net	(143)	350	(1,750)
Income before income taxes	38,605	38,106	45,574
Income tax expense	13,898	13,371	16,548
Net income	$ 24,707	$ 24,735	$ 29,026
Earnings per share – diluted	$ 0.38	$ 0.40	$ 0.47
Weighted average shares – diluted	68,296	62,357	61,924
Earnings per share – basic	$ 0.40	$ 0.40	$ 0.47
Weighted average shares – basic	62,536	61,925	61,207

Condensed Consolidated Balance Sheets

	December 31,	
In thousands, except per share data	2006	2007
Assets		
Current assets:		
Cash and cash equivalents	$ 33,319	$ 31,717
Accounts receivable, net	226,055	269,070
Prepaid expenses and other current assets	21,020	24,032
Deferred income taxes	3,748	9,384
Total current assets	284,142	334,203
Property and equipment, at cost	72,325	73,073
Less accumulated depreciation	(45,804)	(45,776)
Property and equipment, net	26,521	27,297
Goodwill	431,886	457,845
Other intangible assets, net	21,220	17,832
Other assets	15,910	11,936
Total assets	$ 779,679	$ 849,113
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable	$ 41,486	$ 35,538
Accrued compensation and related liabilities	43,579	54,837
Current portion of long-term debt	3,602	9,108
Other accrued expenses and liabilities	47,571	53,493
Income taxes payable	7,147	5,447
Total current liabilities	143,385	158,423
Long-term bank debt	17,092	49,810
Debentures	175,000	152,000
Deferred income taxes	26,684	31,857
Other long-term liabilities	148	-
Total liabilities	362,309	392,090
Minority interest	1,248	2,464
Commitments and contingencies		
Shareholders' equity:		
Preferred stock, $0.01 par value, 5,000 shares authorized, no shares issued	-	-
Common stock, $0.01 par value, 100,000 shares authorized, 64,705 shares issued in each period	647	647
Additional paid-in capital	269,303	272,000
Retained earnings	152,681	180,613
Accumulated other comprehensive income	15,356	30,583
Treasury stock, 2,952 and 3,958 shares, respectively, at cost	(21,865)	(29,284)
Total shareholders' equity	416,122	454,559
Total liabilities and shareholders' equity	$ 779,679	$ 849,113

Consolidated Statements of Shareholders' Equity

In thousands	Common Stock Shares	Common Stock Amount	Treasury Stock Shares	Treasury Stock Amount	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Shareholders' Equity
Balances at January 1, 2005	64,705	$ 647	(2,163)	$ (18,988)	$ 267,549	$ 107,808	$ 20,647	$ 377,663
Net income	-	-	-	-	-	24,707	-	24,707
Gain on net investment hedge, net of $146 tax	-	-	-	-	-	-	219	219
Foreign currency translation	-	-	-	-	-	-	(21,745)	(21,745)
Comprehensive income								3,181
Acquisition consideration	-	-	20	174	-	12	-	186
Employee stock purchases and options exercised	-	-	939	8,085	-	(2,384)	-	5,701
Tax benefit from exercise of stock options	-	-	-	-	194	-	-	194
Share-based compensation	-	-	16	140	-	39	-	179
Purchases of treasury stock	-	-	(1,470)	(10,497)	-	-	-	(10,497)
Balances at December 31, 2005	64,705	647	(2,658)	(21,086)	267,743	130,182	(879)	376,607
Net income	-	-	-	-	-	24,735	-	24,735
Loss on net investment hedge, net of $2,353 tax	-	-	-	-	-	-	(3,820)	(3,820)
Foreign currency translation	-	-	-	-	-	-	20,055	20,055
Comprehensive income								40,970
Employee stock purchases and options exercised	-	-	928	7,122	-	(2,203)	-	4,919
Tax benefit from exercise of stock options	-	-	-	-	222	-	-	222
Share-based compensation	-	-	28	214	1,338	(33)	-	1,519
Purchases of treasury stock	-	-	(1,250)	(8,115)	-	-	-	(8,115)
Balances at December 31, 2006	64,705	647	(2,952)	(21,865)	269,303	152,681	15,356	416,122
Net income	-	-	-	-	-	29,026	-	29,026
Loss on net investment hedge, net of $1,796 tax	-	-	-	-	-	-	(3,140)	(3,140)
Foreign currency translation	-	-	-	-	-	-	18,367	18,367
Comprehensive income								44,253
Acquisition consideration	-	-	122	910	-	57	-	967
Employee stock purchases and options exercised	-	-	917	6,779	-	(1,150)	-	5,629
Tax benefit from exercise of stock options	-	-	-	-	313	-	-	313
Share-based compensation	-	-	30	224	2,384	(1)	-	2,607
Purchases of treasury stock	-	-	(2,075)	(15,332)	-	-	-	(15,332)
Balances at December 31, 2007	64,705	$ 647	(3,958)	$ (29,284)	$ 272,000	$ 180,613	$ 30,583	$ 454,559

Condensed Consolidated Statements of Cash Flows

	Year Ended December 31,		
In thousands	2005	2006	2007
Operating activities:			
Net income	$ 24,707	$ 24,735	$ 29,026
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	11,486	12,187	11,872
Amortization of intangible assets	5,958	5,930	5,820
Deferred income tax expense	6,780	5,590	5,505
Provision for doubtful receivables	834	3,129	831
Share-based compensation expense	179	1,519	2,607
Other, net	2,101	207	2,669
Changes in operating assets and liabilities, net of acquisitions:			
Accounts receivable	(11,412)	(11,246)	(32,318)
Other current and long-term assets	(1,035)	(6,273)	(2,110)
Accounts payable	5,076	8,235	(7,166)
Accrued compensation and related liabilities	(438)	(2,497)	8,423
Other accrued expenses and liabilities	(2,859)	(2,452)	(3,970)
Income taxes payable/refundable	(5,591)	5,741	1,487
Net cash provided by operating activities	35,786	44,805	22,676
Investing activities:			
Acquisitions, net of cash acquired	(9,641)	(9,854)	(22,342)
Purchases of property and equipment, net	(10,757)	(10,579)	(13,172)
Proceeds from sale of property	-	-	1,864
Capitalized software development costs	(2,514)	(878)	-
Other, net	579	280	-
Net cash used in investing activities	(22,333)	(21,031)	(33,650)
Financing activities:			
Borrowings (payments) on long-term bank debt, net	(8,266)	(23,921)	38,271
Retirement of debentures	-	-	(22,113)
Settlement of cross-currency interest rate swap	-	(6,112)	(339)
Employee stock purchases and options exercised	5,701	4,919	5,629
Purchases of treasury stock	(10,497)	(8,115)	(15,332)
Excess tax benefits from share-based compensation	-	222	323
Other, net	280	16	(342)
Net cash provided by (used in) financing activities	(12,782)	(32,991)	6,097
Effect of foreign exchange rate changes on cash and cash equivalents	(4,456)	1,875	3,275
Net decrease in cash and cash equivalents	(3,785)	(7,342)	(1,602)
Cash and cash equivalents, beginning of year	44,446	40,661	33,319
Cash and cash equivalents, end of year	$ 40,661	$ 33,319	$ 31,717

ciber | *Quarterly Financial Highlights*

In thousands, except per share data	Quarter Ended March 31	June 30	September 30	December 31	Total
Year ended December 31, 2007					
Revenue	$ 259,185	$ 266,543	$ 265,737	$ 290,510	$ 1,081,975
Amortization of intangible assets	$ 1,391	1,409	1,456	1,564	5,820
Operating income	$ 12,657	14,717	13,847	13,299	54,520
Net income	$ 6,565	7,848	7,466	7,147	29,026
Earnings per share – diluted	$ 0.11	0.13	0.12	0.12	0.47
Cash earnings per share – diluted (1)	$ 0.13	0.15	0.14	0.14	0.56
Year ended December 31, 2006					
Revenue	$ 241,743	$ 249,968	$ 246,618	$ 257,809	$ 995,837
Amortization of intangible assets	$ 1,447	1,491	1,592	1,400	5,930
Operating income	$ 9,674	12,874	10,269	12,079	45,040
Net income	$ 4,450	6,752	6,072	7,461	24,735
Earnings per share – diluted	$ 0.07	0.11	0.10	0.12	0.40
Cash earnings per share – diluted (1)	$ 0.09	0.13	0.12	0.14	0.48

(1) Cash earnings per share is calculated based on cash net income, which equals net income plus tax adjusted amortization expense and stock based compensation.

Market for the Company's Common Stock and Related Shareholder Matters

The Company's common stock is listed on the New York Stock Exchange under the symbol "CBR." The table below sets forth the high and low closing sales price per share of the Company's common stock for the periods indicated:

	Low	High
Year Ended December 31, 2006		
First Quarter	$ 5.57	$ 6.91
Second Quarter	5.91	7.07
Third Quarter	6.19	6.76
Fourth Quarter	6.61	7.22
Year Ended December 31, 2007		
First Quarter	$ 6.45	$ 7.87
Second Quarter	7.94	8.91
Third Quarter	6.91	8.36
Fourth Quarter	5.88	8.04
Year Ending December 31, 2008		
January 1 to February 29	$ 4.60	$ 5.96

CBR LISTED NYSE

As of December 2007, the number of beneficial owners of common stock was approximately 12,500.

The Company's policy is to retain its earnings to support the growth of the Company's business. Accordingly, the Board of Directors of the Company has not declared cash dividends on its common stock and does not presently have plans to do so.

CIBER's Board of Directors:

Bobby G. Stevenson, Chairman

Mac Slingerlend

Peter Cheesbrough */

Paul Jacobs *, ***/*, ***

Steve Kurtz */*

Arch McGill **/ **

George Sissel *, ***/*, ***

Jim Spira **/**

Jim Wetherbe **, ***/**, ***

2007 Committee Assignments (/2008)

* Audit

** Compensation

*** Governance/Nominating


2007 Annual Report
ciber
finanziell
solutions
betrouwbaar
приложения
erfaret

Corporate Officers:

President/Chief Executive Officer/Secretary
Mac Slingerlend

SVP & CEO/CIBER Europe
Terje Laugerud

EVP/Chief Financial Officer/Treasurer
Peter Cheesbrough

SVP/Administration
Pong Suvarnasorn

VP/Chief Accounting Officer
Chris Loffredo

VP/Employee Services
Dave Plisko

VP/General Counsel
Susan Keesen

VP/Investor Relations
Jennifer Matuschek

CIBER Custom Commercial Division

SVP/Division Co-Presidents
Tony Hadzi
Joe Mancuso

Regional Vice Presidents
Bill Hazelton
Raye LaPlante
Tony Phillips

VP/Indian Operations
Shashank Joshi

VP/Project Delivery
Brian McKeon

VP/Strategic Solution Sales
Annette Colvin
Mike Haws

VP/Technology
Jon Scarpelli

VP/Tampa - Global Solution Center
John Bird

VP/US Marketing
Robin Caputo

VP/National Practice Leaders
Ed Bassett - Security
Khalid Mansour - Enterprise Integration
Don Bosworth - Travel & Hospitality

VP/Area Directors
Daniel Diefendorf
Cyndi Geiger
Dan Hoover
Tod Kerr
Christine Locklin
Heather Morris Kyer
John Morrissey
Dan Russell
Rich Schultz
Scott Youngman

Area Directors
Paul Cmiel
Shane Davis
Steve Egart
Ron Noble
Tom Streicher
Jim Tatro
Tim Van Wyngarden

IT Outsourcing Division

SVP/Division President
Mark Perlstein

VP/Operations
Keenan Phelan

VP/Business Development
Tony Ferrigno

CIBER Europe Division

Division CEO & President
Terje Laugerud

SVP/European CFO
Peter Harris

VP/Regional Managers
Tom van den Berg
Peter Lloyd

Director/International Sales and Alliances
Petra Konrad

VP/IT Outsourcing
Scott Frock

European Country Managers (Including Eastern Asia & Pacific)
Günter Winter (Australia/NZ)
Karl-Heinz Breinsperger (Austria)
Kevin Kao (China)
Vladimir Moravec (Czech Republic)
Lars Severin Klausen (Denmark)
Tarja Mäkinen (Finland)
Jörg Dietmann (Germany)
Tom van den Berg (Netherlands)
Steinar Sveen (Norway)
Wolfgang Lehmann (Russia)
Alexander Nisnik (Russia)
Juan Pablo de la Fuente Diaz (Spain)
Ann-Catrine Appelquist (Sweden)
Gary Springall (UK)
Roy Tomlinson (UK-Retail)

CIBER Enterprise Solutions Division

SVP/Division Presidents
Dave Siebert
Russ Wheeler

VP/Business Development
Garth Carter

Practice Vice Presidents
Eric Borcherding
Mike Dillon
Arnold Nel
Keith Pace
Paul Robson
Patrick Verheijen

CIBER State & Local Government Division

SVP/Division President
Ed Burns

VP/Operations
Paul Quade

Regional Vice President
Ann Griffiths

VP/HHS Practice
Ron Frazier

VP/K-12 Education Practice
Kevin Ziemba

VP/Area Directors
Carla Capps
Joe Marchizza
Tom Saltzer
John Wood

Area Directors
Mark Hollingsead
John Miller

CIBER Federal Division

SVP/Division President
Marcia Kim

VP/Business Development
Bernadette Mathews

VP/Pricing & Program Control
Steve Bill

VP/Finance
Kirk Robbins

Practice Vice Presidents
Walter Claxton
Rick Jarmusik
Jim Naylor
Ron Smith

CIBER, Inc.
Corporate Headquarters
5251 DTC Parkway, Suite 1400
Greenwood Village, CO 80111
Tel: 303-220-0100
www.ciber.com

CIBER Federal
7900 Westpark Drive
Suite A515
McLean, VA 22102
Tel: 703-610-6400
www.federal.ciber.com

CIBER State & Local
One Lincoln Centre 18 W.
140 Butterfield Rd, Suite 400
Oakbrook Terrace, IL 60181
Tel: 630-424-1400
www.stategov.ciber.com

CIBER Enterprise Solutions
10230 N.E. Points Drive
Suite 500
Kirkland, WA 98033
Tel: 425-284-1300
www.ciber.com/ces

EUROPE

CIBER UK (London) (Europe HQ)
35 Portman Square
London, UK
W1H 6LR
Tel: +44 20 7487 4366
www.ciber-europe.com

CIBER Austria
Linzer StraBe 195
Vienna
Austria 1140
Tel: +43 1532 7896
www.ciber-novasoft.com

CIBER Czech Republic
Oldrichova 49
Prague 2
Czech Republic 128 00
Tel: +420 261 22 00 64
www.ciber-novasoft.com

CIBER Denmark
Lautruphoj 1 – 3
Ballerup, Denmark
DK 2750
Tel: +45 44 66 2466
www.ciber.dk

CIBER Finland
Vaisalantie 4
Falcon Hall
Espoo, Finland 02130
Tel: +358 20 7290700
www.ciber.fi

CIBER Germany (Heidelberg)
Alte Eppelheimer Str. 8
Heidelberg
Germany 69115
Tel: +49 6221 4502 0
www.ciber-novasoft.de

CIBER Germany (Cologne)
Waltherstr. 49-51
Cologne, Deutschland
Germany 51069
Tel: +49 2218 3066 31
www.ciber-novasoft.de

CIBER Netherlands (Den Bosch)
Burgemeester Burgerslaan 40b
Den Bosch
The Netherlands 5245 NH
Tel: +31 73 523 1616
www.ciber.nl

CIBER Netherlands (Eindhoven)
Meerkollaan 15
Eindhoven
The Netherlands 5613 BS
Tel: +31 40 232 9090
www.ciber.nl

CIBER Netherlands (Nieuwegein)
Archimedesbaan 16
Nieuwegein
The Netherlands 3439 ME
Tel: +31 30 608 5080
www.ciber.nl

CIBER Norway
Stortorvet 10
Postboks 417 Sentrum
Oslo, Norway N-0103
Tel: +47 22 34 8000
www.ciber.no

CIBER Russia (Moscow)
Derbenevskaya Naberezhnaya 11
Building B, Office 225
Moscow, Russia 114115
Tel: +7 (495) 6459749
www.ciber-novasoft.ru

CIBER Russia (St. Petersburg)
ul. Detskaya, 5A
St. Petersburg
Russia 199026
Tel: +7 812 334 7670
www.ciber-novasoft.ru

CIBER Offilog (Barcelona)
c/ Josep Plá, nº2
Edificio B3, planta 12
Barcelona, Spain 08019
Tel: +34 93 225 7430
www.ciber-offilog.com

CIBER Offilog (Madrid)
Edificio Europa II, Planta 1
c/Musgo nº 2. La Florida
Madrid, Spain 28023
Tel: +34 91 417 7484
www.ciber-offilog.com

CIBER Offilog (Zaragoza)
Paseo Independencia
8 dupl. 2° izquierda
Zaragoza, Spain 50004
Tel: +34 97 679 4362
www.ciber-offilog.com

CIBER Sweden (Malmö)
Stora torget 4
211 34 Malmö, Sweden
Tel: +46 040-664 20 60
www.ciber.se

CIBER Sweden (Göteborg)
Lilla Bommen 6
411 04 Göteborg, Sweden
Tel: +46 031-745 00 00
www.ciber.se

CIBER Sweden (Stockholm)
Drottninggatan 25
Stockholm
Sweden 111 51
Tel: +46 8 506 111 00
www.ciber.se

CIBER UK (Harefield)
Salamander Quay West, Park Lane
Harefield, Middlesex, UK
UB9 6NZ
Tel: +44 1895 829 100
www.ciber-novasoft.com/uk

CIBER UK (Hinckley)
No 2 Watling Drive
Sketchley Meadows Business Park
Hinckley, Leicestershire
UK LE10 3EY
Tel: +44 870 000 0204
www.ciber.co.uk

CIBER UK (Leicester)
1 Smith Way, Grove Park
Enderby, Leicester
Leicesterhire, UK LE19 1SX
Tel: +44 870 000 0204
www.ciber.co.uk

CIBER UK (Oxford)
1 Kingston Business Park
Kingston Bagpuize
Abingdon
Oxfordshire, UK OX13 5EF
Tel: +44 870 000 0204
www.ciber.uk

ASIA & PACIFIC

CIBER Australia
Level 2, 201 Miller St.
North Sydney, Australia NSW 2060
Tel: +61 2 8920 0887
www.ciber.com.au

CIBER China (Beijing)
89 Jianguo Road
Suite 1806, #4 Tower, China Central, Place
(Huamao center)
100020 Beijing, China
Tel: (86)10-65331125
www.ciber.cn

CIBER China (Guangzhou)
China Shine Plaza No.9, Lin He Xi Road
Room 1323
Tian He District
Guangzhou, China 510620
Tel: +86 20 22082016
www.ciber.cn

CIBER China (Shanghai)
Unit A, 21/F Century Ba-Shi Bldg.
398 Huai Hai Road
Shanghai, China 200020
Tel: +86 21 6387 5003
www.ciber.cn

CIBER India (Bangalore)
IBC Knowledge Park
4/1 Bannerghatta Rd.
Tower D, 5th Floor
Bangalore, India 560 029
Tel: +91 80 66990500
www.india.ciber.com

CIBER India (Chennai)
2nd floor, ALTIUS
Olympia Technology Park
1 - SIDCO Industrial Estate, Guindy
Chennai, Tamil Nadu 600 032
Tel: +91 44 42606342
www.india.ciber.com

CIBER India (Koramangala)
NO-410, 100 Feet Road
IV Block Kormangala
Bangalore, India 560034
Tel: +91 80 25524771
www.india.ciber.com

CIBER New Zealand
Level 9, SAP Centre
67-69 Symonds St.
Auckland, NZ 1061
Tel: +64 9 968 2935
www.ciber.co.nz

ciber | *Office Locations*



Commercial

Atlanta, GA
Austin, TX
Boston, MA
Charlotte, NC
Chicago, IL
Cincinnati, OH
Dallas, TX
Denver, CO
Detroit, MI
Ft. Lauderdale, FL
Kansas City, KS
Memphis, TN
Minneapolis, MN
Orlando, FL
Philadelphia, PA
Pittsburgh, PA
Portland, OR
Providence, RI
Raleigh, NC
Rochester, MN
Rochester, NY
San Francisco, CA
Scottsdale, AZ
Seattle, WA
St. Louis, MO
Tampa, FL (2)
Washington, DC

CIBER India

Bangalore, India (2)
Chennai, India

IT Outsourcing

Edison, NJ
Dallas, TX
Phoenix, AZ
Staten Island, NY
Tampa, FL

Europe

Vienna, Austria
Prague, Czech Republic
Copenhagen, Denmark
Helsinki, Finland
Cologne, Germany
Heidelberg, Germany
Amsterdam, Netherlands
Den Bosche, Netherlands
Eindhoven, Netherlands
Nieuwegein, Netherlands
Oslo, Norway
Moscow, Russia
St. Petersburg, Russia
Barcelona, Spain
Madrid, Spain
Zaragoza, Spain
Göteborg, Sweden
Malmö, Sweden
Stockholm, Sweden
Harefield, United Kingdom
Hinckley, United Kingdom
Leicester, United Kingdom
London, United Kingdom
Oxford, United Kingdom

Eastern Asia & Pacific

Sydney, Australia
Beijing, China
Guangzhou, China
Shanghai, China
Auckland, New Zealand

CIBER Enterprise Solutions

Atlanta, GA
Chicago, IL
Cincinnati, OH
Concord, CA
Dallas, TX
Denver, CO
Fountain Valley, CA
Indianapolis, IN
Orange County, CA
Seattle, WA
South Bend, IN
Toronto, Canada

State & Local

Albany, NY
Atlanta, GA
Austin, TX
Baton Rouge, LA
Bloomington, IL
Columbus, OH
Dallas, TX
Denver, CO
Harrisburg, PA
Huntsville, AL
Indianapolis, IN
Jackson, MS
Little Rock, AR
Montgomery, AL
Nashville, TN
Oakbrook Terrace, IL
San Francisco, CA
Springfield, IL
Tallahassee, FL
Vancouver, WA

Federal

Anchorage, AK
Colorado Springs, CO
Dallas, TX
Denver, CO
Kansas City, MO
Newport News, VA
Norfolk, VA
Omaha, NE
Peachtree City, GA
Portland, OR
Vancouver, WA
Washington, DC

ciber | *Additional Information*

Additional financial information, including our audited consolidated financial statements and notes thereto, and management's discussion and analysis can be found in our current Form 10-K filed with the Securities and Exchange Commission. Our Form 10-K can be accessed through the SEC's web site at www.sec.gov/edgar.shmtl or copies can be obtained without charge by writing to the Investor Relations Department at CIBER, Inc. or by calling 303-220-0100. Please look for periodic additional communications on the Internet at http://www.ciber.com

CIBER is pleased to offer online investor services. Shareholders can now enjoy the benefits and convenience of electronic delivery of the Annual Report, Proxy Statement and related materials, online proxy voting and more.

To enroll for online "delivery" next year, visit http:enroll.icsdelivery.com/cbr. When hard copies of the Proxy Statement and Annual Report to Stockholders are distributed in connection with future Annual Meetings, you will receive an email alert that the materials are ready to be viewed online. This email will also provide instructions on how to vote your shares online. If you enroll, you will not receive hard copies of the Proxy Statement and Annual Report to Stockholders in the mail. Thank you.

Annual Meeting
The Annual Meeting of Shareholders will be held at 9:00 A.M. Mountain Daylight Time on April 29, 2008, via the Internet only at www.ciber.com/cbr/annualmeeting.

Transfer Agent
Wells Fargo
St. Paul, Minnesota

Auditors
Ernst & Young LLP
Denver, Colorado

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995: Forward-looking statements involve risks and uncertainties that could cause actual results to vary materially from such statements. Please refer to discussions of certain of these risks and uncertainties in the Company's press releases, quarterly and annual reports, 10-Ks, 10-Qs and other Securities and Exchange Commission filings.

CIBER's annual CEO certification was filed with the NYSE in March 2008. In addition, CIBER has filed the CEO/CFO certifications required by Section 302 of the Sarbanes-Oxley Act as exhibits to the Company's annual report on Form 10-K filed with the Securities and Exchange Commission in 2007.

1. The Magic Quadrant is copyrighted March and September 2007 by Gartner, Inc. and is reused with permission. The Magic Quadrant is a graphical representation of a marketplace at and for a specific time period. It depicts Gartner's analysis of how certain vendors measure against criteria for that marketplace, as defined by Gartner. Gartner does not endorse any vendor, product or service depicted in the Magic Quadrant, and does not advise technology users to select only those vendors placed in the "Leaders" quadrant. The Magic Quadrant is intended solely as a research tool, and is not meant to be a specific guide to action. Gartner disclaims all warranties, express or implied, with respect to this research, including any warranties of merchantability or fitness for a particular purpose.

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